CYBIN INC.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
(UNAUDITED)

TO OUR SHAREHOLDERS
The accompanying unaudited condensed interim consolidated financial statements of Cybin Inc. ("Cybin") have been prepared by and are the responsibility of Cybin's management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB''). These unaudited condensed interim consolidated financial statements do not include all the information and notes required by International Financial Reporting Standards ("IFRS'') for annual financial statements and should be read in conjunction with Cybin’s annual financial statements and notes for the year ended March 31, 2024, which are available on SEDAR+ at www.sedarplus.com.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of Canadian dollars) (Unaudited)

As at	Notes	December 31, 2024	March 31, 2024

ASSETS
Current
Cash		136,290	208,992
Accounts receivable		5,583	4,476
Prepaid expenses		22,891	2,891
Other current assets		2,927	2,177

Total Current Assets		167,691	218,536

Non-current
Equipment	3	185	266
Intangible assets	4	36,658	35,465
Right-of-use asset	5	—	281
Goodwill	6	49,012	47,475

Total Non-Current Assets		85,855	83,487

TOTAL ASSETS		253,546	302,023

LIABILITIES
Current
Accounts payable and accrued liabilities		13,306	9,805
Lease liabilities	5	—	291

Total Liabilities		13,306	10,096

SHAREHOLDERS' EQUITY
Share capital	7	443,383	443,877
Contributed surplus		43,850	11,750
Options reserve	7	45,898	39,177
Warrants reserve	7	27,594	25,639
Accumulated other comprehensive loss		(11,696)	(2,285)
Deficit		(308,789)	(226,231)

TOTAL SHAREHOLDERS' EQUITY		240,240	291,927

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		253,546	302,023
Corporate information (note 1); Contracts, commitments and contingencies (note 11); Subsequent events (note 15)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
These condensed interim consolidated financial statements were approved for issue on February 10, 2025 by the board of directors and signed on its behalf by:
/s/ Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (All amounts expressed in thousands of Canadian dollars, except share and per share amounts) (Unaudited)

		Three months ended December 31,		Nine months ended December 31,
	Notes	2024	2023	2024	2023

EXPENSES
Research	9	18,785	7,439	35,941	20,519
General and administrative costs	10	9,177	9,657	33,158	20,505
Share-based compensation	7	3,342	9,928	40,776	12,617

TOTAL EXPENSES		31,304	27,024	109,875	53,641

OTHER INCOME (EXPENSES)
Foreign currency translation gain (loss)		19,161	(3,447)	20,497	(3,370)
Interest income		1,629	141	6,848	277
Other loss	5	(28)	—	(28)	—
TOTAL OTHER INCOME (LOSS)		20,762	(3,306)	27,317	(3,093)

NET LOSS FOR THE PERIOD		(10,542)	(30,330)	(82,558)	(56,734)

OTHER COMPREHENSIVE GAIN (LOSS)
Foreign currency translation differences for foreign operations		(7,513)	1,636	(9,411)	1,597
COMPREHENSIVE LOSS FOR THE PERIOD		(18,055)	(28,694)	(91,969)	(55,137)

Basic loss per share for the period		(0.53)	(3.45)	(4.13)	(8.67)
Weighted average number of common shares outstanding - basic		20,001,406	8,781,041	20,001,406	6,546,221
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the nine-month periods ended December 31, 2024 and 2023
(All amounts expressed in thousands of Canadian dollars, except share amounts)
(Unaudited)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Options	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
		#	$	$	$	$	$	$	$
Balance as at March 31, 2023		5,279,846	158,162	10,873	27,283	2,102	(148,151)	(2,035)	48,234
At-the-market offering - net of share issuance costs	7	898,434	14,849	—	—	—	—	—	14,849
Shares issued through common share purchase agreement - net of share issuance costs	7	2,392,931	26,121	22,442	—	—	—	—	48,563
Share issuance on business acquisition	7	2,130,138	51,805	—	—	—	—	—	51,805
Issuance of common shares as commitment fee for future financing	7	66,812	—	—	—	—	—	—	—
Shares issued through LPC purchase agreement - net of share issuance costs	7	50,658	234	—	—	—	—	—	234
Options expired	7	—	—	—	(978)	978	—	—	—
Warrants exercised	7	2,658	76	(20)	—	—	—	—	56
Warrants expired	7	—	—	(1,156)	—	1,156	—	—	—
Share-based compensation	7	—	—	—	12,617	—	—	—	12,617
Unrealized gain on translation of foreign operations	7	—	—	—	—	—	—	1,597	1,597
Net loss for the period	7	—	—	—	—	—	(56,734)	—	(56,734)
Balance as at December 31, 2023		10,821,477	251,247	32,139	38,922	4,236	(204,885)	(438)	121,221

Balance as at March 31, 2024		20,001,403	443,877	25,639	39,177	11,750	(226,231)	(2,285)	291,927
Adjustment for fractional shares upon share consolidation	7	3	—	—	—	—	—	—	—
Share issuance costs	7	—	(494)	—	—	—	—	—	(494)
Options forfeited/expired	7	—	—	—	(32,100)	32,100	—	—	—
Share-based compensation	7	—	—	1,955	38,821	—	—	—	40,776
Unrealized loss on translation of foreign operations	7	—	—	—	—	—	—	(9,411)	(9,411)
Net loss for the period	7	—	—	—	—	—	(82,558)	—	(82,558)
Balance as at December 31, 2024		20,001,406	443,383	27,594	45,898	43,850	(308,789)	(11,696)	240,240
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (All amounts expressed in thousands of Canadian dollars) (Unaudited)

		Nine months ended December 31,
	Notes	2024	2023

OPERATING ACTIVITIES
Net loss for the period		(82,558)	(56,734)
Adjustments for items not affecting cash:
Depreciation and amortization	3, 4, 5	413	282
Share-based compensation	7	40,776	12,617
Lease interest	5	7	4
Other loss	5	28	—
Computer equipment write-down		—	18
Unrealized foreign currency translation loss (gain)		(20,497)	2,483
		(61,831)	(41,330)
Net changes in non-cash working capital items:
Accounts receivable		(1,107)	(869)
Prepaid expenses		(20,000)	(1,406)
Other current assets		(750)	(383)
Accounts payable and accrued liabilities		3,501	(4,213)
Net cash flows used in operating activities		(80,187)	(48,201)

INVESTING ACTIVITIES
Cash acquired on acquisition		—	7,632
Purchase of equipment and intangible assets	3, 4	(882)	(495)
Net cash flows provided by (used in) investing activities		(882)	7,137

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net		—	63,646
Share issuance costs	7	(494)	—
Proceeds on exercise of warrants		—	56
Lease payments	5	(290)	(56)
Net cash flows provided by (used in) financing activities		(784)	63,646
Effects of exchange rate changes on cash		9,151	(216)

Net increase (decrease) in cash		(72,702)	22,366
Cash, beginning of period		208,992	16,633
Cash, end of period		136,290	38,999
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

1.    CORPORATE INFORMATION

Cybin Inc. (“Cybin”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These consolidated financial statements include the accounts of Cybin’s seven subsidiaries (together with Cybin, the “Company”): Cybin Corp., Natures Journey Inc. (“Journey”), Serenity Life Sciences Inc. (“Serenity”), Cybin US Holdings Inc. (“Cybin US”), Adelia Therapeutics Inc. (“Adelia”) Cybin IRL Limited (“Cybin IRL”) and Cybin UK Ltd. Cybin’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.
The Company is a clinical-stage neuropsychiatric company focused on advancing therapies, delivery mechanisms, novel compounds and protocols as potential treatments for various psychiatric and neurological conditions. The Company is developing technologies and delivery systems aimed at improving the pharmacokinetics of its proprietary molecules while retaining the therapeutic benefit. These new molecules and delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.
These condensed interim consolidated financial statements as at, and for the three and nine months ended December 31, 2024 were approved and authorized for issue by the board of directors on February 10, 2025.
Stock exchange listings
Cybin’s common shares (the “Common Shares”) are listed for trading on Cboe Canada Inc. (“Cboe") and NYSE American LLC under the symbol “CYBN” and on the Frankfurt Stock Exchange under the symbol “R7E1”.

Share consolidation
On September 19, 2024, the Company consolidated its outstanding Common Shares on the basis of one new Common Share for every 38 existing Common Shares. IAS 33 Earnings Per Share requires retrospective adjustment to the number of shares and earnings per share in such cases even if such a transaction occurred after the reporting period. As a result, the number of Common Shares, warrants, options and earnings per share presented in these condensed interim consolidated financial statements have been restated retrospectively for all the periods to reflect this consolidation.

2.    MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements for the three and nine months ended December 31, 2024 have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those set out in note 2 “Significant accounting policies and basis of preparation” of the Company’s annual consolidated financial statements for the year ended March 31, 2024.

These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2024.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
These condensed interim consolidated financial statements are presented in Canadian dollars, the Company’s presentation currency. The subsidiaries’ functional currencies are as follows:

Entity	Currency	Ownership
Cybin Corp.	Canadian dollars	100%
Journey	Canadian dollars	100%
Serenity	Canadian dollars	100%
Cybin US1	Canadian dollars	100%
Adelia	U.S. dollars	100%
Cybin IRL	U.S. dollars	100%
Cybin UK Ltd.	Great Britain pounds	100%
1 For accounting purposes, Cybin US is a wholly-owned subsidiary of Cybin. Certain former Adelia Shareholders hold Class B Shares (defined below) in Cybin US.
The Company acquired Small Pharma Inc. and its subsidiary Small Pharma Ltd. on October 23, 2023. On April 1, 2024, Small Pharma Inc. was amalgamated with Cybin Corp. and continued as Cybin Corp. and effective on December 16, 2023, Small Pharma Ltd.'s name was changed to Cybin UK Ltd.
Material accounting policy information
These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods as those used in the Company’s annual consolidated financial statements for the year ended March 31, 2024.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

Use of significant estimates and assumptions
The preparation of financial statements in accordance with IAS 34 requires the use of certain significant estimates and assumptions. It also requires management to exercise judgment when applying the Company’s accounting policies. The critical accounting estimates and judgments have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended March 31, 2024.

New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective as at December 31, 2024, and have not been applied in preparing these condensed interim consolidated financial statements. Management has determined that none of these will have a significant effect on the condensed interim consolidated financial statements of the Company.

3.    EQUIPMENT

	Lab Equipment	Computer Equipment	Total
Cost	$	$	$
Balance March 31, 2024	664	266	930
Additions	—	35	35
Effect of foreign exchange	42	—	42
Balance, December 31, 2024	706	301	1,007

Accumulated Depreciation
Balance, March 31, 2024	430	234	664
Depreciation charge	106	21	127
Effect of foreign exchange	31	—	31
Balance, December 31, 2024	567	255	822

Net book value as at March 31, 2024	234	32	266
Net book value as at December 31, 2024	139	46	185

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

4.    INTANGIBLE ASSETS

	IP Research & Development	Patents	License	Software	Total
Cost	$	$	$	$	$
Balance, March 31, 2024	32,440	1,668	1,381	74	35,563
Additions	—	847	—	—	847
Effect of foreign exchange	177	136	85	—	398
Balance, December 31, 2024	32,617	2,651	1,466	74	36,808

Accumulated Amortization
Balance, March 31, 2024	—	—	56	42	98
Amortization	—	—	30	18	48
Effect of foreign exchange	—	—	4	—	4
Balance, December 31, 2024	—	—	90	60	150

Net book value as at March 31, 2024	32,440	1,668	1,325	32	35,465
Net book value as at December 31, 2024	32,617	2,651	1,376	14	36,658

5. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

During the three month period ended December 31, 2024, the Company terminated its lease early, resulting in a loss on the derecognition of its right-of-use assets of $52 and a gain on derecognition of lease liabilities of $24. The loss on the derecognition of its right-of-use assets reflects the difference between the carrying value of the right-of-use asset and the recoverable amount at the time of derecognition. The gain on derecognition of lease liabilities was calculated as the difference between the carrying amount of the lease liability immediately before the termination and the payment made to settle the lease obligation. The net loss of $28 has been recognized as "other loss" in the consolidated statement of loss and comprehensive loss.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

a)Right-of-use assets

Cost	$
Balance as at March 31, 2024	424
Additions	—
Effect of foreign exchange	24
Disposals	(448)
Balance as at December 31, 2024	—

Accumulated amortization
Balance as at March 31, 2024	143
Amortization	238
Effect of foreign exchange	14
Disposals	(395)
Balance as at December 31, 2024	—

Net book value as at March 31, 2024	281
Net book value as at December 31, 2024	—

b)Lease Liabilities

$
Balance as at March 31, 2024	291
Interest accretion	7
Effect of foreign exchange	16
Gain on derecognition	(24)
Termination penalty payment	(31)
Payments	(259)
Balance as at December 31, 2024	—
6. GOODWILL

Goodwill is recognized at the acquisition date when total consideration exceeds the net identifiable assets acquired.

Cost	$
Balance as at March 31, 2024	47,475
Effect of foreign exchange	1,537
Balance as at December 31, 2024	49,012

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

7.    SHARE CAPITAL
a)Authorized share capital
On September 19, 2024, the Company consolidated its outstanding Common Shares on the basis of one new Common Share for every 38 existing Common Shares. As a result, the number of Common Shares, warrants, options and earnings per share presented in these condensed interim consolidated financial statements have been restated retrospectively for all the periods to reflect this consolidation.
The authorized share capital of Cybin consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Cybin would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
Common Shares
As at December 31, 2024, the Company had no Common Shares subject to transfer restrictions (March 31, 2024: 415,985).

During the three and nine month periods ended December 31, 2024 no Common Shares were issued (except for three Common Shares issued upon the September 19, 2024 share consolidation (see note 1) as a result of rounding).
Preferred Shares
As at December 31, 2024, the Company had no preferred shares outstanding (March 31, 2024- nil).
Cybin US Class B Shares
As at December 31, 2024, 36,084.7 class B common shares of Cybin US (“Class B Shares”) were outstanding, and are exchangeable for a total of 9,496 Common Shares. The Class B Shares are exchangeable at the holder’s option for Common Shares on the basis of 0.26316 Common Shares for 1 Class B Share. These condensed interim consolidated financial statements reflect issued Class B Shares on an as-converted basis.
During the three and nine month periods ended December 31, 2024, no Class B Shares were issued.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

c)Warrants

The continuity of the outstanding warrants for the nine month period ended December 31, 2024 is as follows:

	Number of Warrants	Weighted average exercise price[1]
		$
Common Share Purchase Warrants
As at March 31, 2024	2,796,197	22.74
Exercised	—	—
Outstanding as at December 31, 2024	2,796,197	24.06
Exercisable as at December 31, 2024	2,796,197	24.06
1Certain warrants were issued in USD, the weighted average exercise price is calculated using the closing exchange rate in effect as at the respective dates.

The following summarizes information about warrants outstanding as at December 31, 2024:

Date of Expiry	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price	Estimated grant date fair value	Weighted average remaining contractual life
				$$000’s	Years
August 4, 2028	635,887	635,887	US$15.20	4,578	3.59
May 14, 2029	1,754,386	1,754,386	US$19.38	17,842	4.37
June 15, 2030	336,843	336,843	9.50	3,891	5.45
August 20, 2030	38,818	38,818	24.32	936	5.63
November 15, 2030	30,263	30,263	9.50	347	5.87
	2,796,197	2,796,197	24.06	27,594	4.36

On August 27, 2024, the Company, upon receiving shareholder approval, extended the expiry dates of the warrants originally expiring on June 15, 2025, August 20 , 2025, and November 15, 2025 to June 15, 2030, August 20, 2030, and November 15, 2030, respectively. The Company extended the expiry date of 405,924 warrants, of which 260,527 warrants related to officers and directors of the Company. No other changes to the terms of the warrants were made. As a result of the modification, the Company recorded an additional expense, related to the incremental fair value, of $1,955 in the statement of income as "Share-based compensation".

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

d) Stock options
On November 5, 2020, Cybin adopted an equity incentive plan. Under the plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Options granted under the plan vest over a period of time at the discretion of the board of directors. On August 27, 2024, the board of directors and the shareholders re-approved the equity incentive plan and approved certain amendments to the plan, including an increase to the fixed number of Incentive Stock Options (as defined in the plan), certain changes to the board of director's authority to amend existing awards, and certain other housekeeping amendments.
The changes in options for the nine month period ended December 31, 2024 are as follows:

	Number of Options	Weighted average exercise price
		$
As at March 31, 2024	1,742,139	35.17
Granted	3,449,626	13.87
Exercised	—	—
Forfeited/Expired	(1,210,759)	39.92
Outstanding as at December 31, 2024	3,981,006	15.27
Exercisable as at December 31, 2024	3,406,380	15.21
On April 5, 2024, the Company granted options to purchase up to 308,294 Common Shares, of which 111,188 were granted to employees, 171,054 were granted to officers of the Company and 26,052 were granted to consultants. The granted options have an exercise price of $21.28 per Common Share and expire on April 5, 2029. The granted options vest over two years. The aggregate estimated grant date fair value was determined to be $4,619 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.62%
Expected annual volatility, based on historical share price of the Company	88.13%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Unvested forfeiture rate	0% to 3.4%
Share price	$21.28
Exercise price	$21.28

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

On May 5, 2024, the Company cancelled options to purchase up to 1,199,655 Common Shares (exercise prices ranged from $27.17 to $119.70). The unvested options were vested based on an accelerated cancellation criteria which resulted in $2,060 share based compensation expense.

On August 15, 2024, the Company granted options to purchase up to 3,061,232 Common Shares, of which 940,168 were granted to employees, 1,980,888 were granted to officers and directors and 140,176 were granted to consultants. The granted options have an exercise price of $13.11 per Common Share and expire on August 15, 2034. Certain options vested immediately, while others vest over periods of up to two years. The aggregate estimated grant date fair value was determined to be $34,822 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.07%
Expected annual volatility, based on historical share price of the Company	86.69%
Expected life (in years)	10.00
Expected dividend yield	0.00%
Unvested forfeiture rate	0% to 3.4%
Share price	$13.30
Exercise price	$13.11

On November 27, 2024, the Company granted options to purchase up to 80,100 Common Shares, of which 73,100 were granted to employees and 7,000 was granted to a consultant. The granted options have an exercise price of $14.37 per Common Share and expire on November 27, 2034. The granted options vest over periods of up to two years. The aggregate estimated grant date fair value was determined to be $982 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.23%
Expected annual volatility, based on historical share price of the Company	86.06%
Expected life (in years)	10.00
Expected dividend yield	0.00%
Unvested forfeiture rate	0% to 3.4%
Share price	$14.37
Exercise price	$14.37

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

The following summarizes information about stock options outstanding on December 31, 2024:

	Exercise Price	Number of options outstanding	Number of options exercisable	Weighted average remaining life	Estimated grant date fair value
Expiry date	$			Years	$000’s
February 9, 2025	13.11	82	82	0.11	1
March 1, 2025	21.28	3,354	3,354	0.16	50
March 31, 2025	38.00	5,263	5,263	0.62	107
June 15, 2025	9.50	61,842	61,842	0.45	420
June 30, 2025	34.20	13,158	13,158	0.50	183
September 30, 2025	28.50	7,106	7,106	0.75	97
November 4, 2025	28.50	25,000	25,000	0.84	509
November 15, 2025	28.50	9,869	9,869	0.87	110
November 15, 2025	34.58	5,263	5,263	0.87	53
December 11, 2025	56.24	5,263	5,263	0.94	212
December 14, 2025	66.12	3,990	3,990	0.95	186
December 31, 2025	13.11	2,500	2,500	1.00	21
December 31, 2025	16.72	3,947	3,947	1.00	53
December 31, 2025	21.28	5,263	5,263	1.00	79
February 15, 2026	77.14	1,974	1,974	1.13	109
March 10, 2026	52.82	5,725	5,725	1.19	217
March 15, 2026	58.90	7,895	7,895	1.20	360
March 29, 2026	50.16	987	987	1.24	36
June 28, 2026	110.20	4,475	4,475	1.49	354
September 26, 2026	30.02	25,657	25,657	1.74	439
November 15, 2026	27.17	13,158	8,223	1.87	141
December 31, 2026	57.00	32,896	32,896	2.00	1,352
March 4, 2027	42.94	526	526	2.17	16
March 8, 2027	38.76	10,526	10,526	2.18	295
September 30, 2027	38.00	132	132	2.75	2
June 30, 2028	16.72	291,055	261,896	3.50	3,831
September 26, 2028	30.02	2,632	2,632	3.74	59
March 20, 2029	21.28	526	328	4.22	7
April 5, 2029	21.28	292,768	146,320	4.26	3,429
August 15, 2034	13.11	3,058,074	2,729,554	9.62	32,899
November 27, 2034	14.37	80,100	14,734	9.91	271
		3,981,006	3,406,380	8.29	45,898
The Company recognized share-based payments expense related to the issuance of stock options for the three and nine months ended December 31, 2024 of $3,342 and $40,776 (2023 - $9,928 and $12,617), respectively.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

The outstanding options and warrants disclosed above were anti-dilutive for the three and nine months ended December 31, 2024 and 2023 and did not impact the calculation of the loss per share.

8. RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be certain executive officers and directors of the Company.
The remuneration of key management personnel for the three and nine months ended December 31, 2024 and 2023 are as follows:

	Three month period ended December 31,		Nine month period ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Payroll, consulting and benefits(1)	1,453	1,029	5,489	3,342
Share-based compensation
Options	1,458	7,864	24,160	8,169
Warrants	—	—	1,239	—
Total	2,911	8,893	30,888	11,511
(1)For the three months ended on December 31, 2024, includes $1,335 presented in the consolidated statement of loss and comprehensive loss as a part of “General and administrative costs” and $118 presented in the consolidated statement of loss and comprehensive loss as a part of “Research”. For the nine months ended on December 31, 2024, includes $4,577 presented in the consolidated statement of loss and comprehensive loss as a part of “General and administrative costs” and $912 presented in the consolidated statement of loss and comprehensive loss as a part of “Research”.

9. RESEARCH EXPENSES

	Three month period ended December 31,		Nine month period ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Advancement of development programs	14,772	5,232	25,178	14,590
Payroll and benefits	3,097	1,794	8,267	5,003
Lab and administration	622	373	1,485	778
Professional and consulting fees	294	40	1,011	148
Total	18,785	7,439	35,941	20,519

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

10. GENERAL AND ADMINISTRATIVE EXPENSES

	Three month period ended December 31,		Nine month period ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Capital markets	1,770	3,377	13,985	7,600
Payroll, consulting and benefits	2,596	1,597	8,703	4,388
Office and administration	1,301	883	3,354	2,102
Professional and consulting fees	1,922	1,574	2,925	3,080
Investor relations	517	1,934	1,902	2,375
Business development	937	203	1,895	692
Listing fees	42	66	222	218
Marketing media	92	23	172	50
Total	9,177	9,657	33,158	20,505
11. CONTRACTS, COMMITMENTS AND CONTINGENCIES
As at December 31, 2024, the Company had entered into agreements for various studies which may require the Company to spend up to an additional $62,819. The Company expects to pay this amount within the 24 months ending December 31, 2026, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.
In addition to the above, during the year ended March 31, 2022, the Company entered into an exclusive license agreement with Mindset Pharma Inc. to acquire access to a number of classes of tryptamine-based molecules to support Company’s early-stage research programs and a fully-paid, perpetual non-exclusive license to a separate class of tryptamine-based molecules. Upon the successful completion of certain milestones contemplated in the exclusive license, the Company may have to pay additional consideration of up to $13,670 (US$9,500). At the sole discretion of Cybin, the milestones may be paid in cash or in Common Shares, or a combination thereof, subject to the approval of Cboe. Due to the nature of the arrangement, the timing and probability of future potential payments cannot be determined at this time, and no accrual has been recorded. Further, there is no assurance that the aforementioned milestones will be met at all. The agreement also contemplates a sales royalty of approximately 2% for all commercialized licensed products within the scope of the agreement.
The Company is party to certain employee and management contracts that contain severance obligations. These contracts contain clauses requiring additional payments to be made upon the occurrence of involuntary termination. As the likelihood of these events taking place is not determinable, no contingent liabilities have been recorded in the consolidated financial statements.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

In the normal course of business, the Company may be subject to legal proceedings and claims. As at December 31, 2024, there was no ongoing litigation and therefore no contingent liabilities have been recorded in the condensed interim consolidated financial statements.
12.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the three and nine month periods ended December 31, 2024.
The Company requires capital to fund existing and future operations. The Company’s policy is to maintain adequate levels of capital at all times.
The Company’s capital structure includes the following:

As at	December 31, 2024	March 31, 2024
	$	$
Shareholders’ equity comprised of:
Share capital	443,383	443,877
Contributed surplus	43,850	11,750
Options reserve	45,898	39,177
Warrants reserve	27,594	25,639
Accumulated other comprehensive loss	(11,696)	(2,285)
Deficit	(308,789)	(226,231)
Total	240,240	291,927

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

13.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	December 31, 2024	March 31, 2024
	$	$
Financial assets, measured at fair value:
Cash	136,290	208,992
Financial assets, measured at amortized cost:
Accounts receivable	501	254
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	13,306	9,805
Lease liabilities	—	291
The carrying value of the Company’s financial instruments approximate their fair value.
Fair value hierarchy of financial instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. Currently, the Company has no financial instruments that would be classified as Level 3.
There were no transfers between levels of the fair value hierarchy for the three and nine months ended December 31, 2024.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high creditworthiness. As at December 31, 2024 the Company’s maximum exposure to credit risk is the carrying value of its financial assets.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at December 31, 2024, the Company had cash of $136,290 (March 31, 2024 - $208,992) in order to meet current liabilities. Current liabilities include accounts payable and accrued liabilities of $13,306 (March 31, 2024 - $9,805) and lease liabilities of $nil (March 31, 2024 - $291). All amounts are due within the next 12 months.
Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. Assuming that all other variables remain constant, as at December 31, 2024, a 1% decline on the interest rate generated on cash would have resulted in a reduction of interest income of $1,255 over a one-year period.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while the functional currency of CAD is used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

At December 31, 2024 the Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against CAD:

Denominated in:	US$000’s	GBP 000’s	EUR 000’s
Cash	88,309	617	816
Accounts receivable	337	—	—
Accounts payable and accrued liabilities	(362)	(419)	(110)
	88,284	198	706
Foreign currency rate	1.4389	1.8029	1.4928
Equivalent in Canadian dollars	127,032	357	1,054
Impact of 10% change in exchange	12,703	36	105

Such analysis excludes any indirect economic or geo-political effects of such currency fluctuations.

14.    INCOME TAX
Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 26.5% are as follows:

	Three month period ended December 31,		Nine month period ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Net loss before income taxes	(10,542)	(30,330)	(82,558)	(56,734)

Expected recovery at statutory rate	2,792	8,038	21,877	15,035
Non-capital losses acquired on acquisition of subsidiary	—	11,658	—	11,658
Share-based compensation	(886)	(2,631)	(10,806)	(3,344)
Share issuance costs	19	692	93	1,237
Difference between Canadian and foreign tax rates	(2,549)	(1,366)	(5,618)	(3,259)
Effect of exchange on unbooked deferred tax assets	285	(227)	232	217
Adjustment to prior year loss carryforwards	—	—	—	239
Non-deductible expenses	(17)	(40)	(109)	(74)
Change in unrecognized deferred tax assets	356	(16,124)	(5,669)	(21,709)
Income tax recovery	—	—	—	—

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses, that have not been included on the consolidated statements of financial position, are as follows:

As at	December 31, 2024	March 31, 2024
	$	$
Non-capital loss carryforwards	48,945	43,185
Deferred compensation	1,655	1,474
R&D expenditures	2,347	1,681
Share issuance costs	3,417	4,361
Depreciation/CCA differences	13	7
	56,377	50,708
Valuation allowance	(56,377)	(50,708)
	—	—
Non-capital loss balance
As at December 31, 2024, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce taxable income of future years. The non-capital losses expire as follows:

Year of expiry	$
2036	1
2037	62
2038	32
2039	115
2040	863
2041	21,856
2042	16,019
2043	10,704
2044	24,397
2045	2,504
76,553

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

As at December 31, 2024, the Company has non-capital losses in the United States, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars that will expire as follows:

$
Pre-acquisition loss generated in the period ended December 4, 2020	1,054
Post-acquisition loss generated in the period ending March 31, 2021	1,545
Loss generated in the year ending March 31, 2022	4,984
Loss generated in the year ending March 31, 2023	2,144
Loss generated in the year ending March 31, 2024	3,056
Loss generated in the nine-month period ended December 31, 2024	3,223
16,006
Although the US federal losses carryforward indefinitely, they are subject to restrictions on their deductibility. The deductibility of the pre-acquisition loss and the post-acquisition loss is restricted to 80% of taxable income in the year of deduction. The pre-acquisition loss is further restricted to an annual limitation under Section 382. As at December 31, 2024, the annual limitation was $144.
Massachusetts allows for a 20-year carryforward period for restricted and unrestricted losses without limitation.
As at December 31, 2024, the Company has non-capital losses in Ireland, which under certain circumstances can be used to reduce taxable income of future years. The non-capital losses in Ireland, stated in Canadian Dollars, expire as follows:

Year of expiry	$
2042	22,965
2043	23,017
2044	33,857
2045	36,056
115,895
As at December 31, 2024 the Company had $43,208 of non-capital losses in UK which under certain circumstances can be used to reduce the taxable income of future years. These losses do not expire.
15. SUBSEQUENT EVENTS
ATM Program

During the period from January 1, 2025 to February 10, 2025, the Company sold 1,034,516 Common Shares, at an average price of US$9.82 per Common Share, for aggregate gross proceeds of US$10,156, through its at-the-market equity program ("2023 ATM Program"). On February 10, 2025, the Company, Cantor Fitzgerald

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

Canada Corporation and Cantor Fitzgerald & Co. terminated the at-the-market equity distribution agreement, dated August 23, 2023, and ended its 2023 ATM Program.

On February 10, 2025, the Company launched a new at-the-market equity program (the “2025 ATM Program”) to allow the Company to issue and sell up to US$100,000 of Common Shares from treasury to the public. In connection with the 2025 ATM Program, the Company entered into an at-the-market equity distribution agreement (the “2025 Distribution Agreement”) dated February 10, 2025, among the Company, Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. The 2025 ATM Program is to be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the 2025 ATM Program and September 17, 2025, unless earlier terminated in accordance with the terms of the 2025 Distribution Agreement.
Base Shelf Prospectus

On January 6, 2025, the Company filed amendment no. 3 to its current base shelf prospectus to increase the aggregate amount of securities that may be offered from time to time under the base shelf prospectus from $400,000 to $650,000.